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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Axesstel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

05459T 10 1

(Cusip Number)

October 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP NO. 05459T 10 1			Page 2 of 12 Pages

1.	Name of Reporting Person: ComVen V, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,033,334 [1]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,033,334 [1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,033,334 [1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.84%

12.	Type of Reporting Person: OO (limited liability company)

1.	This figure includes: (a) 1,907,279 shares of common stock held by ComVentures V, L.P., (b) 118,251 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 7,804 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. See Item 8 for further information.

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CUSIP NO. 05459T 10 1			Page 3 of 12 Pages

1.	Name of Reporting Person: ComVentures V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,907,279

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,907,279

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,907,279

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.61%

12.	Type of Reporting Person: PN

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CUSIP NO. 05459T 10 1			Page 4 of 12 Pages

1.	Name of Reporting Person: ComVentures V-B CEO Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 118,251

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 118,251

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,251

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.15%

12.	Type of Reporting Person: PN

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CUSIP NO. 05459T 10 1			Page 5 of 12 Pages

1.	Name of Reporting Person: ComVentures V Entrepreneurs’ Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 7,804

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 7,804

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,804

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.076%

12.	Type of Reporting Person: PN

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CUSIP NO. 05459T 10 1	Page 6 of 12 Pages

Item 1(a)	NAME OF ISSUER: Axesstel, Inc.

Item 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 6305 Lusk Boulevard San Diego, California 92121

Item 2(a)	NAME OF PERSON FILING:

This Schedule 13G is being filed jointly by (1) ComVen V, LLC, a Delaware limited liability company, (2) ComVentures V, L.P., a Delaware limited partnership, (3) ComVentures V-B CEO Fund, L.P., a Delaware limited partnership and (4) ComVentures V Entrepreneurs’ Fund, L.P., a Delaware limited partnership. The foregoing entities will be collectively referred hereinafter as the “Reporting Persons.” This Schedule 13G is based upon the Reporting Persons’ direct and indirect beneficial ownership of shares of common stock of the issuer.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of each of the Reporting Persons is 305 Lytton Avenue, Palo Alto, California 94301.

Item 2(c)	CITIZENSHIP: The citizenship of each of the Reporting Persons is Delaware.

Item 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001

Item 2(e)	CUSIP NUMBER: 05459T 10 1

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP NO. 05459T 10 1	Page 7 of 12 Pages

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4           OWNERSHIP:

COMVEN V, LLC

(a)	Amount “beneficially” owned within the meaning of rule 13d-3:

2,033,334 *

(b)	Percent of class:

19.84% **

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 0

(ii)	shared power to vote or direct the vote: 2,033,334 *

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct disposition of: 2,033,334 *

* This figure includes: (a) 1,907,279 shares of common stock held by ComVentures V, L.P., (b) 118,251 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 7,804 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. See Item 8 for further information.

** Calculation is based on 10,249,606 shares of the issuer’s common stock outstanding as of October 14, 2004.

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CUSIP NO. 05459T 10 1	Page 8 of 12 Pages

COMVENTURES V, L.P.

(a)	Amount “beneficially” owned within the meaning of rule 13d-3:

1,907,279

(b)	Percent of class:

18.61% *

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 1,907,279

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,907,279

(iv)	shared power to dispose or to direct disposition of: 0

* Calculation is based on 10,249,606 shares of the issuer’s common stock outstanding as of October 14, 2004.

COMVENTURES V-B CEO FUND, L.P.

(a)	Amount “beneficially” owned within the meaning of rule 13d-3:

118,251

(b)	Percent of class:

1.15% *

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 118,251

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 118,251

(iv)	shared power to dispose or to direct disposition of: 0

* Calculation is based on 10,249,606 shares of the issuer’s common stock outstanding as of October 14, 2004.

COMVENTURES V ENTREPRENEURS’ FUND, L.P.

(a)	Amount “beneficially” owned within the meaning of rule 13d-3:

7,804

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CUSIP NO. 05459T 10 1	Page 9 of 12 Pages

(b)	Percent of class:

0.076% *

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 7,804

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 7,804

(iv)	shared power to dispose or to direct disposition of: 0

* Calculation is based on 10,249,606 shares of the issuer’s common stock outstanding as of October 14, 2004.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Each of the members of ComVen V, LLC, the general partner of ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from any sale of, such securities, however, the interest of each such member does not relate to more than five percent of the securities.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH AS ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ComVen V, LLC is the general partner of ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC has voting power and dispositive power over the shares of issuer common stock held by ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. As a holder of voting and dispositive authority over the shares of issuer common stock held by ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P., ComVen V, LLC may be deemed, for purposes of Rule 13d-3 under the Act to be the beneficial owner of the aggregate amount of 2,033,334 shares of issuer common stock. ComVen V, LLC disclaims any economic interest or beneficial

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CUSIP NO. 05459T 10 1	Page 10 of 12 Pages

ownership of the shares covered by this Schedule 13G, except to the extent of its pecuniary interest therein. See Exhibit 1 Joint Filing Statement.

Item 9	NOTICE OF DISSOLUTION OF GROUP Not applicable.

Item 10	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 05459T 10 1	Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2004	COMVEN V, LLC
	By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

COMVENTURES V, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

COMVENTURES V-B CEO FUND, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

COMVENTURES ENTREPRENEURS’ FUND, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

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CUSIP NO. 05459T 10 1	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed by ComVen V, LLC on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit of the foregoing statement on Schedule 13G.

Date: October 25, 2004	COMVEN V, LLC
	By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

COMVENTURES V, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

COMVENTURES V-B CEO FUND, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Member

COMVENTURES ENTREPRENEURS’ FUND, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Member